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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


[X] Form 10-K   [ ] Form 20F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

For the Period Ended December 31, 1996.

         [  ] Transition Report on Form 10-K
         [  ] Transition Report on Form 20-F
         [  ] Transition Report on Form 11-K
         [  ] Transition Report on Form 10-Q
         [  ] Transition Report on Form N-SAR

For the Transition Period Ended ___________________

                 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I - REGISTRANT INFORMATION

Full Name of Registrant:  ENLIGHTEN SOFTWARE SOLUTIONS, INC.

     Address of Principal                       999 Baker Way, Fifth Floor
        Executive Office:                          San Mateo, CA  94404

                       PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

         [  ]    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

         [X]     (b)      (i) The subject annual report, semi-annual report,
transition report on Form 10-K, Form 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or

         [  ]             (ii)  The subject quarterly report or transition
report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

         [  ]    (c)  The accountant's statement or other exhibit required by
Rule 12b-25 (c) has been attached if applicable.
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                              PART III - NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

Due to staff limitations, the Registrant has been unable to assemble all required financial information to complete its Annual Report on Form 10-K for the year ended December 31, 1996 so that it may be filed by its original due date. The Registrant will file its Annual Report on Form 10-K for the year ended December 31, 1996 as soon as possible and no later than the fifteenth calendar day following its original due date.

                          PART IV - OTHER INFORMATION

                 (1) Name and address of person to contact in regard to this notification:

                          Michael A. Morgan
                          999 Baker Way, Fifth Floor
                          San Mateo, CA  94404

                 (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [X] Yes  [  ] No

                 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [  ] Yes  [X] No

                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                 ENLIGHTEN SOFTWARE SOLUTIONS, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 25, 1997                     By /s/ Michael A. Morgan
       --------------                        -------------------------------
                                             Michael A. Morgan,
                                             Chief Financial Officer